UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

                                                  Commission File Number 0-23644

                        Investment Technology Group, Inc.
             (Exact name of registrant as specified in its charter)

            380 Madison Avenue, 4th Floor, New York, New York 10017,
       (212) 588-4000 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                       Common Stock (see explanatory note)
                       (Titles of each class of securities
                              covered by this Form)

                       Common Stock (see explanatory note)
        (Titles of all other class of securities for which a duty to file reports under section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

     Rule 12g-4(a)(1)(i)     |X|         Rule 12h-3(b)(1)(i)         |_|
     Rule 12g-4(a)(1)(ii)    |_|         Rule 12h-3(b)(1)(ii)        |_|
     Rule 12g-4(a)(2)(i)     |_|         Rule 12h-3(b)(2)(i)         |_|
     Rule 12g-4(a)(2)(ii)    |_|         Rule 12h-3(b)(2)(ii)        |_|
                                         Rule 15d-6                  |_|

     Approximate number of holders of record as of the certification or notice date: 0 (see explanatory note)

     Pursuant to the requirements of the Securities Exchange Act of 1934 Investment Technology Group, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:    April 28, 1999                  By:  /s/ Timothy H. Hosking
         --------------------------          --------------------------------
                                             Name: Timothy H. Hosking
                                             Title:  General Counsel and
                                                      Secretary

                                EXPLANATORY NOTE



On April 27, 1999 Investment Technology Group, Inc. ("Old ITG") merged with and into its 80.5% stockholder, Jefferies Group, Inc. Jefferies survived the merger and was renamed Investment Technology Group, Inc. ("New ITG"). The common stock of New ITG entity is listed on the New York Stock Exchange, Inc. and therefore New ITG will continue to be required under Section 12(d) of the Securities Exchange Act to file periodic reports. Because Old ITG was merged out of existence, its common stock ceased to exist upon the merger, and therefore, ceased to trade on the Nasdaq National Market.